Exhibit 99.1

ASX/Media Release

IMMUTEP GRANTED CHINESE PATENT FOR EFTILAGIMOD ALPHA

IN CHEMO-IMMUNOTHERAPY COMBINATION

SYDNEY, AUSTRALIA – 26 May 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease, is pleased to announce the grant of a new patent (number ZL201480073584.3) entitled “Combined Preparations for the Treatment of Cancer” by the Chinese Patent Office.

This Chinese patent follows the grant of the corresponding European, Australian, Japanese and United States patents, as announced separately throughout 2019 and 2020. The new patent protects Immutep’s intellectual property relating to combination therapy comprising (a) lead active immunotherapy candidate eftilagimod alpha (efti or IMP321), which is a LAG-3 fusion protein (LAG-3Ig), and (b) a chemotherapy agent. The chemotherapy agent is oxaliplatin, carboplatin, or topotecan, and the patent provides protection in the territory of mainland China.

The new patent is owned by Immutep S.A.S. and exclusively licensed to Immutep’s partner in China, EOC Pharma (“EOC”). The patent expiry date is 19 December 2034.

Dr. Frédéric Triebel, Immutep’s Chief Scientific Officer and Chief Medical Officer, noted: “Oxaliplatin, carboplatin and topotecan continue to be commonly used forms of chemotherapy in China and more broadly. Furthermore, combinations of chemotherapy and active immunotherapies have begun to be approved for the treatment of advanced solid tumors in recent years. As such, this new patent provides protection in the important Chinese territory for a range of novel and highly relevant chemo-immunotherapies featuring efti that could be developed in the future by our partner, EOC Pharma.”

EOC Pharma CEO, Xiaoming Zou, said: “We are very pleased that our partner, Immutep, continues to make important progress in building a robust patent estate around efti. This underpins our continued investment in this unique and promising candidate, and provides a range of future development options for our business.”

About efti in China

Efti is exclusively licensed to EOC for the territory of Greater China (namely mainland China, Hong Kong S.A.R, Macao S.A.R. and Taiwan). Under its agreement with Immutep, EOC will make further milestone payments to the Company if efti achieves specific development milestones, as well as pay sales-based royalties.

About EOC Pharma

EOC Pharma is an integrated biopharmaceutical company focusing on the discovery, research, development and commercialization of innovative oncology products. With an insight-driven strategy and integrated business platform, EOC Pharma strives to build a portfolio of products with strategic synergies from independent R&D and licensing and enrich the product pipeline with first- and best-in-class oncology drugs to benefit the millions of patients who currently have limited access to high quality oncology treatments in China.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (efti or IMP321), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889